Exhibit 99.3

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(the “Silver Legacy”)

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands)

November 23, 2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 24,509
Accounts receivable, net	4,495
Inventories	1,967
Prepaid expenses and other	3,465

Total current assets	34,436
RESTRICTED CASH - CREDIT SUPPORT DEPOSIT	10,000
PROPERTY AND EQUIPMENT, NET	184,082
OTHER ASSETS, NET	4,612

Total Assets	$ 233,130

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 2,962
Accrued interest	1,621
Accrued and other liabilities	9,846
Current portion of long-term debt	5,000

Total current liabilities	19,429
LONG-TERM DEBT	75,500
MEMBER NOTES, NET	11,467

Total liabilities	106,396

COMMITMENTS AND CONTINGENCIES (Note 9)
MEMBERS’ EQUITY	126,734

Total Liabilities and Members’ Equity	$ 233,130

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands)

January 1, 2015 to November 23, 2015

OPERATING REVENUES:
Casino	$ 68,123
Rooms	30,615
Food and beverage	30,366
Other	7,826

136,930
Less: promotional allowances	(19,820)

Net operating revenues	117,110

OPERATING EXPENSES:
Casino	35,082
Rooms	8,462
Food and beverage	18,076
Other	4,468
Selling, general and administrative	24,601
Depreciation	9,299
Change in fair value of supplemental
executive retirement plan assets	-
Loss on disposition of assets	1

Total operating expenses	99,989

OPERATING INCOME	17,121

OTHER EXPENSE:
Interest expense	9,925

Total other income	9,925

NET INCOME	7,196

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)

January 1, 2015 to November 23, 2015

Net income	$ 7,196
Comprehensive income	$ 7,196

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

UNAUDITED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

January 1, 2015 to November 23, 2015

(In thousands)

	Galleon, Inc.	Eldorado, LLC	Eldorado Resorts, LLC	Total
Balance, January 1, 2015	54,769	64,902	(133)	119,538
Net Income	3,598	138	3,460	7,196
Balance, November 23, 2015	$ 58,367	$ 65,040	$ 3,327	$ 126,734

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

January 1, 2015 to November 23, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 7,196
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	9,299
Amortization of debt discounts and issuance costs	3,051
Pay-in-kind interest on Member Notes	756
Loss on disposition of assets	1
Provision for doubtful accounts	184
Changes in current assets and current liabilities:
Accounts receivable	(1,413)
Inventories	49
Prepaid expenses and other	(739)
Accounts payable	(812)
Accrued interest	958
Accrued and other liabilities	314
Net cash provided by operating activities	18,844
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	28
Increase in other assets	67
Increase in restricted cash due to credit support deposit	(5,000)
Purchase of property and equipment	(2,884)
Net cash used in investing activities	(7,789)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on New Credit Facility	(4,000)
Net cash used in financing activities	(4,000)
CASH AND CASH EQUIVALENTS:
Net increase for the year	7,055
Balance, beginning of year	17,454
Balance, end of year	$ 24,509
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during period for interest	$ 5,159
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Payables for purchase of property and equipment	$ 32

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation and Operations

Effective March 1, 1994, Eldorado Limited Liability Company (“ELLC”),  a Nevada limited liability company owned and controlled by Eldorado Resorts, LLC (“Resorts”) and Galleon, Inc. (a Nevada corporation owned and controlled by MGM Resorts International and previously owned and controlled by Mandalay Resort Group) (“Galleon” and, collectively with ELLC, the “Partners” and subsequent to the LLC conversion, “Members”), entered into a joint venture agreement to establish Circus and Eldorado Joint Venture, a Nevada general partnership. In connection with the reorganization of the Partnership in bankruptcy, on July 1, 2013, the Partnership was converted into a Nevada limited liability company known as Circus and Eldorado Joint Venture, LLC. As used herein, the “Partnership” refers to Circus and Eldorado Joint Venture prior to the conversion date and Circus and Eldorado Joint Venture, LLC after the date of the conversion.  The Partnership owns and operates a casino and hotel located in Reno, Nevada (“Silver Legacy”), which began operations on July 28, 1995. ELLC contributed land to the Partnership with a fair value of $25.0 million and cash of $26.9 million for a total equity investment of $51.9 million. Galleon contributed cash to the Partnership of $51.9 million to comprise their total equity investment.  At that time, each Member had a 50% interest in the Partnership.

On September 19, 2014, Resorts entered into a merger agreement with MTR Gaming Group, Inc., a Delaware corporation incorporated in March 1988 (“MTR Gaming”).  Prior to the merger with MTR Gaming, Resorts owned a 48.1% interest in the Partnership via its 96.2% interest in ELLC, which owned a 50% interest in the Partnership.  Subsequent to the merger, Resorts owns a direct 48.1% interest in Silver Legacy.  The remaining 1.9% interest is owned by ELLC which is now wholly-owned by entities controlled solely by Recreational Enterprises, Inc. and Hotel Casino Management, Inc.  The indirect wholly owned parent of Resorts, Eldorado Resorts, Inc. (“ERI”) owns and operates the Eldorado Hotel & Casino, one of the two hotel casinos connected to the Silver Legacy, and Galleon is a wholly owned subsidiary of MGM Resorts International, which owns Circus Circus Hotel and Casino, the other hotel casino which is connected to Silver Legacy.

Acquisition

On November 24, 2015 (the “Acquisition Date”), Resorts consummated the acquisition of all of the assets and properties of Circus Circus Reno (“Circus Reno”) and the 50% membership interest in the Silver Legacy Joint Venture owned by Galleon, Inc. (collectively, the “Circus Reno/Silver Legacy Purchase” or the “Acquisition”) pursuant to a Purchase and Sale Agreement, dated as of July 7, 2015, entered into with Circus Circus Casinos, Inc. and Galleon, Inc., each an affiliate of MGM Resorts International, with respect to the acquisition. On the Acquisition Date, Eldorado Resorts LLC also exercised its right to acquire the 3.8% interest in Eldorado Limited Liability Company (“ELLC”) held by certain affiliates of the Company. As a result of these transactions, ELLC became  a wholly-owned subsidiary of ERI, and Silver Legacy became an indirect wholly‑owned subsidiary of ERI.

All intercompany accounts and transactions have been eliminated in consolidation. The Partnership operates as one segment.

Use of Estimates

The unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Partnership’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Certain Concentrations of Risk

The Partnership’s sole operations are in Reno, Nevada. Therefore, the Partnership is subject to risks inherent within the Reno market. To the extent that new casinos enter into the market or hotel room capacity is expanded, competition will increase. The Partnership may also be affected by economic conditions in the United States and globally affecting the Reno market or trends in visitation or spending in the Reno market.

Outstanding Chips and Tokens

The Partnership recognizes the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement is performed on an annual basis utilizing methodology in which a consistent formula is applied to estimate the percentage value of chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, as well as investments purchased with maturities of three months or less at the date of acquisition. The carrying values of these investments approximate their fair values due to their short-term maturities.

Restricted Cash

Under the Circus and Eldorado Joint Venture credit agreement, the members were required to deposit $10.0 million of cash into a bank account as collateral in favor of the lender.  In 2014, the Partnership deposited $5.0 million of cash into a sponsor support replacement account which relieved the members a portion of their obligation.  In August, 2015, the Partnership deposited an additional $5.0 million of cash into a sponsor support replacement account which relieved the members of their remaining obligation (see Note 6).

The $10.0 million collateral deposit is included as restricted cash in the accompanying consolidated balance sheet as of November 23, 2015.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of casino accounts receivable. The Partnership issues markers to approved casino customers following background checks and assessments of creditworthiness. Trade receivables, including casino and hotel receivables, are typically non-interest bearing.

Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Partnership’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes as of November 23, 2015, there are no significant concentrations of credit risk (see Note 2).

Inventories

Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies or the specific identification method for retail merchandise.

Property and Equipment

Property and equipment and other long-lived assets are stated at cost. Depreciation is computed using the straight-line method, which approximates the effective interest method over the estimated useful life of the asset as follows:

Estimated Service Life
(Years)
Building and other improvements	15-45
Furniture, fixtures and equipment	3-15

Costs of major improvements are capitalized, while costs of normal repairs and maintenance that neither materially add to the value of the property nor appreciably prolong its life are expensed as incurred. Gains or losses on dispositions of property and equipment are included in the determination of operating income.

The Partnership reviews its property and equipment and its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Partnership then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If the asset is still under development, future cash flows include remaining construction costs. An estimate of undiscounted future cash flows produced by the asset is compared to the carrying value to determine whether an impairment exists. If it is determined the asset is impaired based on expected undiscounted future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized. For assets to be disposed of, the Partnership recognizes the asset at the lower of carrying value or fair market value, less cost of disposal, as estimated based on comparable asset sales or solicited offers. As of November 23, 2015, no events or changes in circumstances indicated that the carrying values of our long-lived assets may not be recoverable.

Revenue Recognition and Promotional Allowances

The Partnership recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. Gaming revenues are recognized net of certain cash sales incentives and free play. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The Partnership rewards customers, through the use of loyalty programs, with complimentaries based on amounts wagered or won that can be redeemed for a specified time period. The retail value of complimentaries is recorded as revenue and then is deducted as promotional allowances as follows (in thousands):

January 1, 2015 to November 23, 2015
Food and beverage	$ 10,015
Rooms	7,444
Other	2,361
$ 19,820

The estimated costs of providing such promotional allowances are included in casino expenses and consist of the following (in thousands):

January 1, 2015 to November 23, 2015
Food and beverage	$ 6,792
Rooms	2,167
Other	1,738
$ 10,697

Advertising

Advertising costs are expensed in the period the advertising initially takes place. Advertising costs included in selling, general and administrative expenses were $5.5 million for the period January 1, 2015 to November 23, 2015.

Federal Income Taxes

The Partnership is not subject to income taxes; therefore, no provision for income taxes has been made, as the Members include their respective share of the Partnership income (loss) in their income tax returns. The Partnership limited liability company agreement provides for the Partnership to make distributions to the Members in an amount equal to the maximum marginal federal income tax rate applicable to any Member multiplied by the income (loss) of the Partnership for the applicable period (see Note 11). No tax distributions were made during January 1, 2015 to November 23, 2015.

Under the applicable accounting standards, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions. The Partnership had recorded no liability associated with uncertain tax positions as of November 23, 2015.

Debt Issuance Costs

The Partnership capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized into interest expense over the contracted term of the debt using methods which approximate the effective interest method.

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1: Inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.

Level 2: Inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

Level 3: Inputs for the valuations are unobservable and are based on management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

The Partnership’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. Management believes the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are representative of their respective fair values due to the short maturities of these instruments.  The carrying value of the New Credit Facility was $80.5 million as of November 23, 2015 which approximates fair value.

The Partnership valued its Member Notes using a discounted cash flow analysis incorporating contractual cash flows. The discount rate used in the analysis considered the credit worthiness of the Partnership and the seniority of the Member Notes based on Level 3 inputs. The fair value of our promissory notes due to the Members was approximately $9.4 million as of November 23, 2015 (see Note 6).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-9, Revenue from Contracts with Customers (Topic 606). The standard requires revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods and services.  Qualitative and quantitative disclosures are also required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. ASU 2014-09 supersedes and replaces nearly all existing revenue recognition guidance under US GAAP. In August, 2015 FASB issued ASU No. 2015-14 which defers the effective date for ASU No. 2014-9 for all entities by one year.  The guidance for ASU 2014-9 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 is permitted. The Partnership is currently evaluating the impact of the adoption of ASU 2014-09 on its unaudited consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern" (Subtopic 205-40) which amends the current guidance in ASC Topic 205 by adding Subtopic 40. Subtopic 40 requires management to evaluate whether there are conditions or events that in aggregate would raise substantial doubt about an entity's ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued. If substantial doubt existed, management would be required to make certain disclosures related to nature of the substantial doubt and under certain circumstances, how that substantial doubt would be mitigated. This amendment is effective for annual periods ending after December 15, 2016 and for subsequent interim and annual periods thereafter. Early adoption is permitted. The Partnership believes the effects, if any, of the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-1, "Income Statement—Extraordinary and Unusual Items" (Subtopic 225-20) which eliminates the concept of accounting of Extraordinary Items, previously defined as items that are both unusual and infrequent, which were reported as a separate item on the income statement, net of tax, after income from continuing operations. The elimination of this concept is intended to simplify accounting for unusual items and more closely align with international accounting practices. This amendment is effective for annual periods ending after December 15, 2015 and for subsequent interim and annual periods thereafter. Early adoption is permitted. The Partnership believes the effects, if any, of the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-2, "Consolidation: Amendments to the Consolidation Analysis" (Topic 810) which provides guidance to companies in evaluating whether certain legal entities should be included in their consolidated financial statements. This guidance is effective for annual periods beginning after

December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Partnership believes the effects, if any, of the adoption of this guidance will not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-3, "Interest—Imputation of Interest" (Subtopic 835-30) which requires debt issuance costs be presented in the balance sheet as a direct reduction of the associated debt obligation, with the amortization of such costs being reported as a component of interest expense. The description of the debt obligation will also include the effective interest rate resulting from the amortization of debt issuance costs. This guidance is effective for annual periods beginning after December 15, 2015 and interim periods within such annual periods. Early adoption is permitted, including adoption in an interim period. The new guidance is to be adopted on a retrospective basis with appropriate disclosure reflecting a change in accounting principle. The Partnership is currently evaluating the impact of the adoption of ASU 2015-03 on its unaudited consolidated financial statements and related disclosures.

In June 2015, the FASB issued ASU No. 2015-10, "Technical Corrections and Improvements" which clarifies certain sections of the FASB codification, corrects unintended application of guidance and makes minor improvements to the Codification that is not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.  The amendments within the guidance that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.  Early adoption is permitted, including adoption in an interim period. All other amendments which do not require transition guidance are effective immediately. The Partnership has applied the guidance which does not require transition and is currently evaluating the impact of the adoption of ASU 2015-03 on its unaudited consolidated financial statements and related disclosures.

In July, 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” which is applicable to entities that measure inventory using the first-in, first-out method or average cost.  The amendment requires that an entity should measure inventory at the lower of cost and net realizable value.  Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.  This guidance is effective for annual periods beginning after December 15, 2016. The amendments in this Update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Partnership believes the effects, if any, of the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued an accounting standards update which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Further, the new lease guidance simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and liabilities, which no longer provides a source for off balance sheet financing. The effective date for this update is for the annual and interim periods beginning after December 15, 2018 with early adoption permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are currently evaluating the impact of adopting this accounting standard on our consolidated financial statements.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2015 through March 15, 2016, the date the financial statements were issued. Management has concluded there were no material subsequent events except as described in “Acquisition” in Note 1 regarding the purchase of Silver Legacy consummated on November 24, 2015.

Note 2. Accounts Receivable

Accounts receivable, net at November 23, 2015 consisted of the following (in thousands):

November 23, 2015
Casino receivables	$ 815
Hotel receivables	2,328
Other receivables	1,679
$ 4,822
Less: allowance for doubtful accounts	(327)
$ 4,495

Bad debt expense for the period January 1, 2015 to November 23, 2015 was $0.2 million.

Note 3. Property and Equipment

Property and equipment at November 23, 2015 consisted of the following (in thousands):

November 23, 2015
Land and improvements	$ 28,405
Building and other leasehold improvements	270,394
Furniture, fixtures, and equipment	105,140
403,939
Less: accumulated depreciation	(219,857)
$ 184,082

Substantially all property and equipment of the Partnership is pledged as collateral against its long-term debt (see Note 8).

Note 4. Other Assets

Other assets, net at November 23, 2015 consisted of the following (in thousands):

November 23, 2015
China, glassware and silverware	$ 210
Debt issuance costs, net	3,803
Long term deposits	568
Other	31
$ 4,612

The initial inventory of china, glassware and silverware has been amortized to 50% of cost with the balance kept as base stock. Additional purchases of china, glassware and silverware are placed into inventory and expensed as used.

The Partnership incurred costs in connection with the issuance of the 2012 Notes in March of 2002, the Senior Credit Facility and Second Lien Notes in November of 2012, and the New Credit Facility in December 2013 (see Note 6). Debt issuance costs are capitalized when incurred and amortized to interest expense based on the related debt maturities using the straight-line method, which approximates the effective interest method. Debt issuance costs, net of amortization, related to the New Credit Facility included in other assets totaled $3.8 million as of November 23, 2015.  Accumulated amortization of debt issuance costs was $2.9 million as of November 23, 2015. The amounts of amortization of debt issuance costs included in interest expense was $2.9 million for the period January 1, 2015 to November 23, 2015.

Note 5. Accrued and Other Liabilities

Accrued and other liabilities at November 23, 2015 consisted of the following (in thousands):

November 23, 2015
Accrued payroll and related	$ 1,812
Accrued vacation	1,632
Accrued group insurance	470
Unclaimed chips and tokens	476
Accrued taxes	933
Advance room deposits	643
Progressive slot liability	1,192
Players’ club and free play liability	698
Other	1,990
$ 9,846

Note 6. Long-Term Debt

Long-term debt as of November 23, 2015 consisted of the following (in thousands):

November 23, 2015
New Credit Facility	$ 80,500
Member Notes 5% PIK, net of discount of $5,573 and $6,802, respectively	11,467
Less current portion of long-term debt	(5,000)
$ 86,967

On December 16, 2013, the Partnership entered into a new senior secured term loan facility (the “New Credit Facility”) totaling $90.5 million to refinance its indebtedness under its then existing senior secured term loan (the “Senior Credit Facility”) and Second Lien Notes. The proceeds from the New Credit Facility, in addition to $7.0 million of operating cash flows, were used to repay $63.8 million representing principal and interest outstanding under the Senior Credit Facility, $31.7 million representing principal and interest related to the extinguishment of the Second Lien Notes, and $2.0 million in fees associated with the transactions. The New Credit Facility consists of a $60.5 million first-out tranche term loan and a $30.0 million last-out tranche term loan. The New Credit Facility matures on November 16, 2017 which was the maturity date of the Senior Credit Facility.

As of November 23, 2015, the Partnership had $92.0 million of long term debt (of which $5.0 million was current), including $80.5 million related to the New Credit Facility and $17.1 million of Member Notes with a carrying value of $11.5 million, net of a $5.6 million discount.

The New Credit Facility was secured by a first priority security interest in substantially all of the Partnership’s existing and future assets, other than certain licenses which may not pledged under applicable law, and a first priority pledge of and security interest in all of the partnership interests in the Partnership held by its Members. The New Credit Facility was supported by:  (i) a secured guarantee by Capital; and (ii) a pledge by the Partnership of $10.0 million cash collateral to secure the Partnership’s obligations under the New Credit Facility.

Pursuant to the credit agreement governing the New Credit Facility, the Partnership is required to make consecutive principal payments that permanently reduce the amount of the first-out tranche of the term loan based on the following quarterly schedule after December 31, 2014: $1.0 million on the last business day in March and December and $1.5 million on the last business day in June and September with all unpaid principal and interest due on November 16, 2017.

Interest on the outstanding balances under the first-out tranche term loan is based on a LIBOR margin of 5.5%, with a 1% floor, or a base rate equal to the highest Prime Rate, the Federal Funds Rate 1.5% or one month LIBOR with a 2.5% floor and a margin of 4.5% with respect to base rate loans. Interest on the outstanding balances under the last-out tranche term loan is based on a LIBOR margin of 10.0%, with a 1% floor, or a base rate equal to the highest Prime Rate, the Federal Funds Rate 1.5% or one month LIBOR with a 2.5% floor and a margin of 9.0% with respect to base rate loans; provided, that if, at any time, the Partnership’s EBIDTA (as defined in the agreement) is less than $17.0 million for the immediately preceding four calendar quarters, the applicable interest margin for the last-out tranche term loan will be 12.0% for LIBOR rate loans and 11.0% for base rate loans, with 5.50% being cash pay and the remainder of such interest being paid in kind until such time as the Partnership’s EBITDA for the immediately preceding four calendar quarters is greater than or equal to $17.0 million. As of November 23, 2015, the interest rates for the first-out tranche and last-out tranche were 6.5% and 11.0%, respectively.

The credit agreement governing the New Credit Facility contains customary events of default and covenants, including covenants that, among other things, limit our ability to: (i)  incur additional indebtedness; (ii)  enter into, create, assume or suffer to exist liens; (iii)  pay dividends or make other restricted payments; (iv) pay dividends or make other restricted payments; (v) prepay subordinated indebtedness; (vi)  sell or dispose of a portion of our assets; (vii)  make capital expenditures; (viii) to enter into certain types of transactions with affiliates; and (ix) make acquisitions or merge or consolidate with another entity. In addition, the credit agreement governing the New Credit Facility requires us to meet specified financial tests on an ongoing basis, and contains certain financial covenants, including the following:

•

The Partnership was required to maintain a minimum fixed charges coverage ratio (EBITDA less capital expenditures to interest charges plus principal payments, as defined in the agreement) of: (i) 1.15 to 1.0 per quarter through December 31, 2015; and (ii) 1.20 to 1.0 for all quarters thereafter.

•

The Partnership was required to maintain a maximum first-out leverage ratio (total first-out tranche of debt to EBITDA, as defined in the agreement) of: (i) 3.00 to 1.0 for the quarters ended March 31, 2015 through December 31, 2015; (ii) 2.75 to 1.0 for the quarters ended March 31, 2016 through December 31, 2016; and (iii) 2.50 to 1.0 for all quarters thereafter.

•	The Partnership was required to maintain a minimum liquidity (the sum of cash and cash equivalents, as defined in the agreement) of not less than $10.0 million each quarter through September 30, 2017.

•	The Partnership was required to maintain a minimum EBITDA (as defined in the agreement) of $17.0 million each quarter through September 30, 2017.

As of November 23,  2015, the Partnership was in compliance with all of the covenants in the credit agreement governing the New Credit Facility.

As of November 23, 2015, the Member Notes totaling $17.1 million, including paid-in-kind interest, were payable to our Members. The Member Notes are subordinate to the New Credit Facility and bear interest at a rate of 5% paid-in-kind per annum, payable semi-annually on June 15 and December 15, beginning on June 15, 2013. Due to the below-market interest rate, interest was imputed on the Member Notes at an estimated market rate of 23%. At issuance in November 2012, a discount in the amount of $8.6 million was recorded on the Member Notes with the offset to Members’ equity based on the present value of expected cash flows. The discount was being amortized as interest expense over the expected life of the notes using the effective interest method.  Each of the Member Notes is subject to voluntary prepayment, in whole and part, without premium or penalty and mature on May 16, 2018. The obligations under the Member Notes are unsecured and are not guaranteed by any third party.

Note 7. Related Parties

An affiliate of each of the Members owns and operates a casino attached and adjacent to Silver Legacy. Our Members may be deemed to be in a conflict of interest position with respect to decisions they make relating to the Partnership as a result of the interests their affiliates have in the Eldorado Hotel & Casino and Circus Circus Hotel & Casino-Reno, respectively.

The Partnership believes all of the transactions mentioned below are on terms at least as favorable to the Partnership as would have been obtained from an unrelated party.

Silver Legacy’s marketing and sales departments have utilized a yacht owned by Sierra Adventure Equipment, Inc. (“Sierra Equipment”) at a flat rate per trip of $3,000 ($2,500 if the trip was shared with our Member, ELLC) for various promotional events. The payments made by the Partnership to Sierra Equipment for the use of the yacht totaled $10,000 for the period of January 1, 2015 to November 23, 2015.  Although there is no agreement obligating the Partnership to utilize the yacht or entitling it to do so, it is anticipated that the Partnership will continue to utilize this service from time to time in the future on terms mutually acceptable to the parties. Sierra Equipment is a limited liability company beneficially owned by REI.

Resorts owns the skywalk that connects Silver Legacy with the Eldorado Hotel & Casino. The charges from the service provider for the utilities associated with this skywalk are billed to the Partnership together with the charges for the utilities associated with Silver Legacy. Such charges are paid to the service provider by the Partnership, and the Partnership is reimbursed by Resorts for the portion of the charges allocable to the utilities provided to the skywalk. The charges for the utilities provided to the skywalk for the period of January 1, 2015 to November 23, 2015 was $59,000.

The Partnership purchases from Eldorado Hotel & Casino homemade pasta and other products for use in the restaurants at Silver Legacy and it is anticipated that the Partnership will continue to make similar purchases in the future. For purchases of these products for the period of January 1, 2015 to November 23, 2015, which are billed to the Partnership at cost plus associated labor, the Partnership paid Eldorado Hotel & Casino $65,600.

The Partnership provides on-site laundry services for Eldorado Hotel & Casino related to the cleaning of certain types of linens. Although there is no agreement obligating Eldorado Hotel & Casino to utilize this service, it is anticipated that the Partnership will continue to provide these laundry services in the future. The Partnership charges Eldorado Hotel & Casino for labor and laundry supplies on a per unit basis which totaled $140,900 for the period of January 1, 2015 to November 23, 2015.

The Partnership and related parties combined certain back-of-the-house and administrative departmental operations, including purchasing, advertising, information systems, surveillance, engineering, and various shared management positions in an effort to achieve payroll cost savings synergies at multiple properties. Payroll costs associated with the combined operations are shared equally and are billed at cost plus an estimated allocation for related benefits and taxes. For the period of January 1, 2015 to November 23, 2015 the Partnership reimbursed related parties $1,051,500 for the Partnership’s allocable portion of the shared administrative services costs associated with the operations performed at the properties.  For the period of January 1, 2015 to November 23, 2015 related parties reimbursed the Partnership $769,500, respectively, for their allocable portion of the shared administrative services costs associated with the operations performed at Silver Legacy.

The Partnership utilizes 235 spaces in the parking garage at Circus Circus Hotel and Casino to provide parking for employees of Silver Legacy. In consideration for its use of the spaces, the Partnership pays Circus Circus Hotel and Casino rent in the amount of $5,000 per month. The Partnership also utilizes an uncovered parking lot adjacent to Circus Circus Hotel and Casino for oversize vehicles. In consideration for its use of the space, the Partnership pays Circus Circus Hotel and Casino rent in the amount of $800 per month.  Although there is no agreement obligating the Partnership to continue utilizing the spaces or entitling it to do so, it is anticipated that the Partnership will continue this agreement for the foreseeable future.

As of November 23, 2015, the Partnership’s related parties receivable was $0.5 million and payable was $0.7 million.  Related parties receivable and payable are included in “Accounts receivable, net” and “Accounts payable,” respectively, on the Partnership’s consolidated balance sheets.

Note 8. Employee Retirement Plans

The Partnership instituted a defined contribution 401(k) plan in September 1995 which covers all employees who meet certain age and length of service requirements and allowed for an employer contribution up to 25 percent of the first six percent of each participating employee’s compensation. Plan participants can elect to defer before tax compensation through payroll deductions. Those deferrals are regulated under Section 401(k) of the Internal Revenue Code. In conjunction with implemented cost savings programs, the Partnership discontinued the employer matching contribution in February 2009.  Effective February 1, 2014, the Partnership reinstated an employer matching contribution up to 25 percent of the first four percent of each participating employee’s compensation.  Matching contributions for the period January 1, 2015 to November 23, 2015 was $0.2 million.

Note 9. Commitments and Contingencies

Operating Leases

The Partnership leases land and equipment under operating leases. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following as of November 23, 2015 (in thousands):

2015	$ 43
2016	82
2017	48
2018	48
Thereafter	-

$ 221

Total rental expense under operating leases was $0.4 million for the period January 1, 2015 to November 23, 2015 and $0.5 million,  which include rental payments associated with cancellable operating leases with terms less than one year.

Litigation

The Partnership is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material effect on the financial position or the results of operations of the Partnership.

Sales and Use Tax

In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Partnership had previously paid use tax on these items and had generally filed for refunds totaling approximately $1.5 million for the periods from February 2000 to February 2008 related to this matter, which refunds had not been paid. The Partnership claimed the exemption on sales and use tax returns for periods after February 2008 in light of this Supreme Court decision and had not accrued or paid any sales or use tax for those periods. In February 2012, the Nevada Department of Taxation asserted that customer complimentary meals and employee meals are subject to sales tax on a prospective basis commencing February 15, 2012. In July 2012, the Nevada Department of Taxation announced that sales taxes applicable to such meals were due and payable without penalty or interest at the earlier of certain regulatory, judicial or legislative events or September 30, 2013. The Nevada Department of Taxation’s position stemmed from a Nevada Tax Commission decision concerning another gaming company which stated that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The Clark County District Court subsequently issued a ruling in such case that held that complimentary meals provided to customers were subject to sales tax, while meals provided to employees were not subject to sales tax. This decision had been appealed to the Nevada Supreme Court.

In June 2013, the Partnership and other similarly situated companies entered into a global settlement agreement with the Nevada Department of Taxation that, when combined with the contemporaneous passage of legislation governing the prospective treatment of complimentary meals (“AB 506”), resolved all matters concerning the prior and future taxability of such meals. AB 506 provides that complimentary meals provided to customers and employees after the effective date of the bill are not subject to either sales or use tax. Under the terms of the global settlement, the Partnership agreed to withdraw the refund request and the Nevada Department of Taxation agreed to drop its assertion that sales tax was due on such meals up to the effective date of AB 506. Since the Partnership did not previously accrue either the claims for refund of use taxes or any liability for sales taxes that the Nevada Department of Taxation may have asserted prior to entering the global settlement agreement, there is no financial statement impact of entering into the settlement agreement.

In conjunction with filing the refund claim, the Partnership entered into a professional services agreement with an advisory consultant on a contingency fee basis. In August 2013, the Partnership received a letter from the advisory consultant seeking payment for contingency fees based on unsubstantiated services rendered in connection with the aforementioned global settlement agreement. The Partnership received a credit refund from the State of Nevada in September 2013 in accordance with the settlement agreement and has paid the advisory consultant $39,800 representing the agreed upon contingency fee.  The Partnership denies any additional obligations under the contingent fee basis claim as no additional amounts were ever recovered by the Partnership under the terms of the agreement.  However, as of November 23, 2015, the Partnership has accrued $0.3 million based on the estimated cost of settlement.

Note 10. Limited Liability Company Agreement

The Partnership’s limited liability company agreement provides for, among other items, profits and losses to be allocated to the Members in proportion to their percentage interests, separate capital accounts to be maintained for each Member, provisions for management of the Partnership and payment of distributions and bankruptcy and/or dissolution of the Partnership.

There were no distributions during the period January 1, 2015 to November 23, 2015.